

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 7, 2009

Mr. John Fallini
Chief Financial Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

RE: **Form 10-K for the fiscal year ended December 31, 2008**
        Form 10-Q for the period ended March 31, 2009
        Schedule 14A filed on April 16, 2009
        File No. 1-12497

Dear Mr. Fallini:

        We have reviewed your response letter dated July 31, 2009 and have the
following additional comments. If you disagree with a comment, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Critical Accounting Policies and Estimates, page 37

1. We have reviewed your response to prior comment 5. Your response addresses
    the fact that detailed reviews of your long-lived assets were performed but does
    not address the specific assumptions used in accounting for your long-lived assets.
    As we previously requested, please disclose in future filings a qualitative and
    quantitative description of the material assumptions used in accounting for long-

lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 35

2. We have reviewed your response to prior comment 6. Please further enhance your disclosure to discuss all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. We would expect your disclosure would separately discuss the material changes in each of your operating, investing and financing cash flows. Your proposed disclosure appears to only briefly discuss the aggregate amount of net cash used in operations, purchases of property and equipment and payment of notes payable. Please revise accordingly and show us in your supplemental response what the revisions will look like.

3. We have reviewed your response to prior comment 10. You indicate that one of the scenarios which the business may experience in the next 12 months is an order volume decrease which may require you to implement "other measures" to preserve cash on hand. Please explain in more detail what "other measures" you plan on implementing for the purpose of extending your cash availability.

4. We note that you tie the success of your products' commercialization with the process of economic recovery. While the general economic conditions experienced by the global markets may be a factor in slowing down or delaying your commercialization efforts, your disclosure indicates that these efforts have been ongoing for a number of years while the economic downturn has been more prevalent in the last two years. Because of the shift in your business focus, please ensure that in future filings your disclosure incorporates all material factors affecting the level of your products' market acceptance. Also, please ensure that you discuss how your sources of liquidity will be affected by a continuing delay in your product commercialization.   Your response did not fully address the second half of our comment regarding the impact of your new business strategy and the underlying material reasons for the change.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

5. We have reviewed your response to prior comment 22. However, it does not appear that you have clearly addressed our concern related to how you have reported the revenues derived from "commercial collaborations".   Please clarify whether the commercial collaborations are the same as the research and

development contracts that are included in the Performance Materials segment, or whether they refer to activities in another segment or segments.

6. In addition, please elaborate on the factors which have demonstrated the performance and competitive advantages of the products in the Power and Energy coupled with a shorter cycle of commercialization, and why one to two years represents an acceptable timeframe of converting opportunities into revenue. In your response, please ensure to address the fact that revenue from sale of your products has continued to be on the decline despite your commercialization efforts and objectives.

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Loss, page 4

7. We have reviewed your response to prior comment 23. It appears that you have only presented total comprehensive loss for each period presented but did not separately disclose comprehensive loss attributable to Altair Nanotechnologies, Inc. and comprehensive loss attributable to noncontrolling interests. See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160. Please revise accordingly and show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON APRIL 16, 2009

Compensation Discussion and Analysis, page 13
Mix of Compensation, page 15

Annual Incentive Bonus, page 16

8. We have reviewed your response to prior comment 29. Please note that the quantitative discussion of performance targets that we are requesting should relate to the targets underlying compensation that has been reported in the filing. Your response focuses on the 2009 Bonus and Incentive Plan currently in effect and as to which you have requested confidential treatment. We anticipate that in your 2010 proxy statement, you will include the performance target information relating to 2009 compensation that you discuss in your response. Please note that at this time the period of confidentiality for the 2009 information will have expired. Please confirm that you will provide the performance target information underlying 2009 compensation at the time that 2009 compensation is reported.

9. If you intend to omit disclosure in future filings in reliance of Instruction 4 of Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed

explanation for your conclusion that at the time of such disclosure you will be substantially likely to suffer significant competitive harm, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, your filing must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Compensation of Directors, page 27

10. We have reviewed your response to prior comment 35. To the extent that the "… "industry" group of biotech & biopharma and chemicals" is different from the group of companies disclosed on page 15, please ensure that in future filings you disclose all benchmarking components of your non-employee directors' compensation, in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief